Item 77I DWS Enhanced Commodity Strategy
Fund, Inc.

At the April 6, 2010 Board meeting, the Board of
Trustees of DWS Institutional Funds approved the launch of a new class for DWS Enhanced
Commodity Strategy Fund launched Class M shares, which became operational on August 23, 2010, and was exclusively offered in connection with the merger of DWS Enhanced Commodity
Strategy Fund, Inc. (closed-end fund) into DWS
Enhanced Commodity Strategy Fund (open-end fund).



E:\Electronic Working Files\NSAR\2010\12-31-10\DWS Enhanced
Commodity Strategy Fund, Inc (shell)\03-Exhibits\Exhibit 77I ECS,
Inc. New Classes.doc